Exhibit 99.1

FOR IMMEDIATE RELEASE

Contact:

Linda Chien

Investor Relations

51job, Inc.

+86-21-6879-6250

ir@51job.com

51job, Inc. Reports Fourth Quarter and Fiscal Year 2015 Financial Results

SHANGHAI, March 2, 2016 – 51job, Inc. (Nasdaq: JOBS) (“51job” or the “Company”), a leading provider of integrated human resource services in China, announced today its unaudited financial results for the fourth quarter and fiscal year of 2015 ended December 31, 2015.

Fourth Quarter 2015 Highlights:

•	Total revenues increased 15.6% over Q4 2014 to RMB610.8 million (US$94.3 million), exceeding the Company’s guidance range
•	Online recruitment services revenues increased 15.5% over Q4 2014 to RMB368.6 million (US$56.9 million)
•	Other HR services increased 16.2% over Q4 2014 to RMB241.8 million (US$37.3 million)
•	Gross margin of 71.6% compared with 70.8% in Q4 2014
•	Income from operations increased 21.7% over Q4 2014 to RMB187.0 million (US$28.9 million)
•	Fully diluted earnings per share were RMB2.45 (US$0.38)
•	Excluding share-based compensation expense, loss from foreign currency translation and change in fair value of convertible notes, as well as the related tax effect of these items, non-GAAP adjusted fully diluted earnings per share were RMB3.40 (US$0.52), exceeding the Company’s guidance range

Fiscal Year 2015 Financial Highlights:

•	Total revenues increased 10.8% over 2014 to RMB2,101.9 million (US$324.5 million)
•	Gross margin of 72.3% compared with 72.9% in 2014
•	Operating income increased 8.4% over 2014 to RMB567.7 million (US$87.6 million)
•	Fully diluted earnings per share were RMB10.41 (US$1.61)
•	Excluding share-based compensation expense, loss from foreign currency translation and change in fair value of convertible notes, as well as the related tax effect of these items, non-GAAP adjusted fully diluted earnings per share were RMB11.64 (US$1.80)
•	Cash and short-term investments increased to RMB4,950.9 million (US$764.3 million) as of December 31, 2015

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51job, Inc. Reports Fourth Quarter and Fiscal Year 2015 Financial Results

March 2, 2016

Commenting on the results, Rick Yan, President and Chief Executive Officer of 51job, said, “We closed 2015 on a very positive note due to solid execution of our strategic initiatives. The mandate to the sales force to focus on up-selling more sophisticated online offerings to our core employer base and to improve cross-selling of other value-added HR services saw clear progress throughout the year. We achieved greater, deeper customer engagements as evidenced by both higher average revenue per customer and overall revenues per salesperson. While we take steps to improve revenue growth, we have stayed disciplined in balancing investments and returns, delivering our 14th consecutive year of profitability to shareholders. Despite this period of economic transition in China, we are taking firm action to lay the groundwork for 51job’s future and to become a further diversified and complete HR services provider to enterprises in China.”

Fourth Quarter 2015 Unaudited Financial Results

Total revenues for the fourth quarter ended December 31, 2015 were RMB610.8 million (US$94.3 million), an increase of 15.6% from RMB528.6 million for the same quarter in 2014.

Online recruitment services revenues for the fourth quarter of 2015 were RMB368.6 million (US$56.9 million), representing a 15.5% increase from RMB319.1 million for the same quarter of the prior year. The growth was driven by the realization of higher revenue per unique employer as well as an increase in the number of unique employers utilizing the Company’s online services. Although the pricing of like-for-like services was generally unchanged over the past year, average revenue per unique employer increased 12.1% in the fourth quarter of 2015 as compared with the same quarter in 2014 primarily due to improved up-selling efforts that resulted in the purchase of higher value services by customers. The number of unique employers increased 3.1% to 287,419 in the fourth quarter of 2015 compared with 278,846 in the same quarter of the prior year due to new customer additions.

Print advertising revenues for the fourth quarter of 2015 decreased 74.1% to RMB0.4 million (US$0.1 million) compared with RMB1.5 million for the same quarter in 2014. The estimated number of print advertising pages generated in the fourth quarter of 2015 was 3 pages compared with 16 pages in the same quarter in 2014. As of December 31, 2015, the Company has ceased all print advertising services.

Other human resource related revenues for the fourth quarter of 2015 increased 16.2% to RMB241.8 million (US$37.3 million) from RMB208.0 million in the same quarter of 2014. The increase was primarily due to greater usage and growth of business process outsourcing services and seasonal campus recruitment services.

Gross profit for the fourth quarter of 2015 increased 17.7% to RMB428.4 million (US$66.1 million) from RMB363.9 million for the same quarter of the prior year. Gross margin, which is gross profit as a percentage of net revenues, was 71.6% in the fourth quarter of 2015 compared with 70.8% in the same quarter in 2014.

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51job, Inc. Reports Fourth Quarter and Fiscal Year 2015 Financial Results

March 2, 2016

Operating expenses for the fourth quarter of 2015 increased 14.8% to RMB241.4 million (US$37.3 million) from RMB210.3 million for the same quarter of 2014. Sales and marketing expenses for the fourth quarter of 2015 increased 18.4% to RMB172.0 million (US$26.6 million) from RMB145.3 million for the same quarter of the prior year primarily due to higher employee compensation expenses, headcount additions and greater brand promotion expenditures. General and administrative expenses for the fourth quarter of 2015 increased 6.6% to RMB69.4 million (US$10.7 million) from RMB65.1 million for the same quarter of the prior year primarily due to higher employee compensation and office expenses.

Income from operations for the fourth quarter of 2015 increased 21.7% to RMB187.0 million (US$28.9 million) from RMB153.6 million for the fourth quarter of 2014. Operating margin, which is income from operations as a percentage of net revenues, increased to 31.3% in the fourth quarter of 2015 compared with 29.9% in the same quarter of 2014. Excluding share-based compensation expense, operating margin would be 34.7% in the fourth quarter of 2015 compared with 34.2% in the same quarter of 2014.

The Company recognized a loss from foreign currency translation of RMB21.1 million (US$3.3 million) in the fourth quarter of 2015 compared with a gain of RMB4.5 million in the fourth quarter of 2014 primarily due to the impact of the depreciation of the Renminbi against the US dollar on the US$172.5 million convertible senior notes issued and sold by the Company in April 2014.

In the fourth quarter of 2015, the Company recognized a mark-to-market, non-cash loss of RMB18.2 million (US$2.8 million) associated with a change in the fair value of convertible notes compared with a loss of RMB85.0 million in the fourth quarter of 2014.

Other income in the fourth quarter of 2015 included local government financial subsidies of RMB9.1 million (US$1.4 million) compared with RMB20.2 million in the fourth quarter of 2014.

Net income attributable to 51job for the fourth quarter of 2015 was RMB141.8 million (US$21.9 million) compared with RMB81.3 million for the same quarter in 2014. Fully diluted earnings per share for the fourth quarter of 2015 were RMB2.45 (US$0.38) compared with RMB1.39 for the same quarter in 2014.

In the fourth quarter of 2015, total share-based compensation expense was RMB20.8 million (US$3.2 million) compared with RMB22.1 million in the fourth quarter of 2014.

Excluding share-based compensation expense, gain/loss from foreign currency translation, convertible senior notes issuance costs and change in fair value of convertible notes, as well as the related tax effect of these items, non-GAAP adjusted net income attributable to 51job for the fourth quarter of 2015 increased 9.7% to RMB201.9 million (US$31.2 million) compared with RMB184.1 million for the fourth quarter of 2014. Non-GAAP adjusted fully diluted earnings per share were RMB3.40 (US$0.52) in the fourth quarter of 2015 compared with RMB3.08 in the fourth quarter of 2014.

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51job, Inc. Reports Fourth Quarter and Fiscal Year 2015 Financial Results

March 2, 2016

Fiscal Year 2015 Unaudited Financial Results

Total revenues in 2015 were RMB2,101.9 million (US$324.5 million), an increase of 10.8% from RMB1,897.3 million in 2014.

Unique employers using the Company’s online recruitment services grew 4.8% to 406,880 in 2015 from 388,158 in 2014. An employer who purchases online services multiple times or in multiple quarters throughout the fiscal year is counted as one unique employer for the annual total. The estimated number of print advertising pages generated in 2015 decreased to 48 compared with 275 estimated pages in 2014.

Income from operations in 2015 increased 8.4% to RMB567.7 million (US$87.6 million) from RMB523.6 million in 2014.

Net income attributable to 51job in 2015 was RMB618.1 million (US$95.4 million) compared with RMB438.9 million in 2014. Fully diluted earnings per common share in 2015 were RMB10.41 (US$1.61) compared with RMB7.35 in 2014.

Excluding share-based compensation expense, gain/loss from foreign currency translation, convertible senior notes issuance costs, change in fair value of convertible notes and change in fair value of zero-strike call options, as well as the related tax effect of these items, non-GAAP adjusted net income attributable to 51job in 2015 increased 8.6% to RMB692.7 million (US$106.9 million) from RMB637.9 million in 2014. Non-GAAP adjusted fully diluted earnings per common share were RMB11.64 (US$1.80) in 2015 compared with RMB10.57 in 2014.

As of December 31, 2015, cash and short-term investments totaled RMB4,950.9 million (US$764.3 million) compared with RMB4,494.7 million as of December 31, 2014. Short-term investments consist of certificates of deposit with original maturities from three months to one year.

Business Outlook

Based on current market conditions and factoring in seasonality related to the Chinese New Year holiday, the Company’s total revenues target for the first quarter of 2016 is in the estimated range of RMB505 million to RMB525 million (US$78.0 million to US$81.0 million). Excluding share-based compensation expense, any gain or loss from foreign currency translation, and any mark-to-market gain or loss associated with a change in fair value of convertible notes, as well as the related tax effect of these items, the Company’s non-GAAP fully diluted earnings target for the first quarter of 2016 is in the estimated range of RMB2.30 to RMB2.50 (US$0.36 to US$0.39) per share. The Company expects total share-based compensation expense in the first quarter of 2016 to be in the estimated range of RMB21 million to RMB22 million (US$3.2 million to US$3.4 million).

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51job, Inc. Reports Fourth Quarter and Fiscal Year 2015 Financial Results

March 2, 2016

Currency Convenience Translation

For the convenience of readers, certain Renminbi amounts have been translated into U.S. dollars at the rate of RMB6.4778 to US$1.00, the noon buying rate on December 31, 2015 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

Conference Call Information

Management will hold a conference call at 8:00 p.m. Eastern Time on March 2, 2016 (9:00 a.m. Beijing / Hong Kong time zone on March 3, 2016) to discuss its fourth quarter and fiscal year 2015 financial results, operating performance and business outlook. To dial in to the call, please use conference ID 7278622 and the following telephone numbers:

US: +1-866-839-8029

Hong Kong: +852-2598-7556

International: +1-914-449-1588

The call will also be available live and on replay through 51job’s investor relations website, http://ir.51job.com. Please go to the website at least fifteen minutes early to register or install any necessary audio software.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), 51job uses non-GAAP financial measures of income before income tax expense, income tax expense, adjusted net income, adjusted net income attributable to 51job and adjusted earnings per share, which are adjusted from results based on GAAP to exclude share-based compensation expense, gain/loss from foreign currency translation, convertible senior notes issuance costs, change in fair value of convertible notes and change in fair value of zero-strike call options, as well as the related tax effect of these items. The Company believes excluding share-based compensation expense and its related tax effect from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expense is not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company believes excluding gain/loss from foreign currency translation and its related tax effect from its non-GAAP financial measures is useful for its management and investors as such translation gain/loss is not indicative of the Company’s core business operations and will not result in cash settlement nor impact the Company’s cash earnings. The Company believes excluding convertible senior notes issuance costs and its related tax effect from its non-GAAP financial measures is useful for its management and investors as such costs are one-time, non-recurring and not attributable to the underlying performance of the Company’s business. The Company believes excluding changes in fair value of convertible notes and zero-strike call options, as well as their related tax effect, from its non-GAAP financial measures is useful for its management and investors as such changes are not indicative of the Company’s core business operations and will not result in cash settlement nor impact the Company’s cash earnings. 51job also believes these non-GAAP financial measures excluding share-based compensation expense, gain/loss from foreign currency translation, convertible senior notes issuance costs, change in fair value of convertible notes and change in fair value of zero-strike call options, as well as the related tax effect of these items, are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial statements.

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51job, Inc. Reports Fourth Quarter and Fiscal Year 2015 Financial Results

March 2, 2016

About 51job

Founded in 1998, 51job is a leading provider of integrated human resource services in China. With a comprehensive suite of HR solutions, 51job meets the needs of enterprises and job seekers through the entire talent management cycle, from initial recruitment to employee retention and career development. The Company’s main online recruitment platforms (http://www.51job.com, http://www.yingjiesheng.com, and http://www.51jingying.com), as well as mobile applications, connect millions of people with employment opportunities every day. 51job also provides a number of other value-added HR services, including business process outsourcing, training, professional assessment, executive search and compensation analysis. 51job has a call center in Wuhan and a nationwide sales office network spanning 25 cities across China.

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51job, Inc. Reports Fourth Quarter and Fiscal Year 2015 Financial Results

March 2, 2016

Safe Harbor Statement

Statements in this release regarding targets for the first quarter of 2016, future business and operating results constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These statements are based upon management’s current expectations, and actual results could differ materially. Among the factors that could cause actual results to differ are the number of recruitment advertisements placed, sales orders received and customer contracts executed during the remaining weeks of the first quarter of 2016; any accounting adjustments that may occur during the quarterly close; fluctuations in the value of the Renminbi against the U.S. dollar and other currencies; behavioral and operational changes of customers in meeting their human resource needs as they respond to evolving social, economic, regulatory and political changes in China as well as stock market volatilities; introduction by its competitors of new or enhanced products or services; price competition in the market for the various human resource services that the Company provides in China; acceptance of new products and services developed or introduced by the Company outside of the human resources industry; any risks related to acquisitions or investments the Company has made or will make in the future; and fluctuations in general economic conditions. For additional information on these and other factors that may affect the Company’s financial results, please refer to the Company’s filings with the Securities and Exchange Commission. 51job undertakes no obligation to update these targets prior to announcing final results for the first quarter of 2016 or as a result of new information, future events or otherwise.

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51job, Inc. Reports Fourth Quarter and Fiscal Year 2015 Financial Results

March 2, 2016

51job, Inc.

Consolidated Statements of Operations and Comprehensive Income

	For the Three Months Ended
	December 31, 2014	December 31, 2015	December 31, 2015
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)

Revenues:
Online recruitment services	319,087	368,598	56,902
Print advertising	1,459	378	58
Other human resource related revenues	208,047	241,843	37,334
Total revenues	528,593	610,819	94,294
Less: Business and related taxes	(14,674)	(12,711)	(1,962)
Net revenues	513,919	598,108	92,332
Cost of services (Note 2)	(149,998)	(169,727)	(26,201)
Gross profit	363,921	428,381	66,131
Operating expenses:
Sales and marketing (Note 3)	(145,256)	(172,024)	(26,556)
General and administrative (Note 4)	(65,059)	(69,385)	(10,711)
Total operating expenses	(210,315)	(241,409)	(37,267)
Income from operations	153,606	186,972	28,864
Gain (Loss) from foreign currency translation	4,525	(21,060)	(3,251)
Interest and investment income, net	22,743	23,018	3,553
Convertible senior notes issuance costs	(312)	—	—
Change in fair value of convertible notes	(84,977)	(18,176)	(2,806)
Other income, net	19,802	8,747	1,350
Income before income tax expense	115,387	179,501	27,710
Income tax expense	(34,131)	(37,828)	(5,839)
Net income	81,256	141,673	21,871
Less: Net loss attributable to non-controlling interests	—	(176)	(27)
Net income attributable to 51job, Inc.	81,256	141,849	21,898

Net income	81,256	141,673	21,871
Other comprehensive income:
Foreign currency translation adjustments	(66)	302	46
Comprehensive income	81,190	141,975	21,917
Earnings per share:
Basic	1.42	2.47	0.38
Diluted (Note 5)	1.39	2.45	0.38
Weighted average number of common shares outstanding:
Basic	57,422,616	57,435,477	57,435,477
Diluted	58,550,302	58,012,047	58,012,047

Notes:

(1) The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.4778 to US$1.00 on December 31, 2015 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

(2) Includes share-based compensation expense of RMB3,496 and RMB3,339 (US$516) for the three months ended December 31, 2014 and 2015, respectively.

(3) Includes share-based compensation expense of RMB3,006 and RMB2,869 (US$443) for the three months ended December 31, 2014 and 2015, respectively.

(4) Includes share-based compensation expense of RMB15,576 and RMB14,627 (US$2,258) for the three months ended December 31, 2014 and 2015, respectively.

(5) Diluted earnings per share is calculated in accordance with the "if converted" method. The potential conversion of the convertible senior notes was excluded in the computation of diluted earnings per share for the three months ended December 31, 2014 and 2015 because the effect would be anti-dilutive.

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51job, Inc. Reports Fourth Quarter and Fiscal Year 2015 Financial Results

March 2, 2016

51job, Inc.

Consolidated Statements of Operations and Comprehensive Income

	For the Year Ended
	December 31, 2014	December 31, 2015	December 31, 2015
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)

Revenues:
Online recruitment services	1,248,101	1,356,442	209,399
Print advertising	14,247	5,328	822
Other human resource related revenues	634,945	740,119	114,255
Total revenues	1,897,293	2,101,889	324,476
Less: Business and related taxes	(64,840)	(46,669)	(7,205)
Net revenues	1,832,453	2,055,220	317,271
Cost of services (Note 2)	(496,000)	(569,979)	(87,989)
Gross profit	1,336,453	1,485,241	229,282
Operating expenses:
Sales and marketing (Note 3)	(563,565)	(654,468)	(101,032)
General and administrative (Note 4)	(249,275)	(263,067)	(40,611)
Total operating expenses	(812,840)	(917,535)	(141,643)
Income from operations	523,613	567,706	87,639
Gain (Loss) from foreign currency translation	10,039	(55,857)	(8,623)
Interest and investment income, net	88,739	93,548	14,441
Convertible senior notes issuance costs	(47,522)	—	—
Change in fair value of convertible notes	(55,355)	67,168	10,369
Change in fair value of zero-strike call options	(24,874)	—	—
Other income, net	57,305	71,533	11,043
Income before income tax expense	551,945	744,098	114,869
Income tax expense	(113,035)	(126,301)	(19,498)
Net income	438,910	617,797	95,371
Less: Net loss attributable to non-controlling interests	—	(260)	(40)
Net income attributable to 51job, Inc.	438,910	618,057	95,411
Net income	438,910	617,797	95,371
Other comprehensive income:
Foreign currency translation adjustments	(9)	890	138
Comprehensive income	438,901	618,687	95,509
Earnings per share:
Basic	7.51	10.71	1.65
Diluted (Note 5)	7.35	10.41	1.61
Weighted average number of common shares outstanding:
Basic	58,475,397	57,714,850	57,714,850
Diluted	59,691,993	62,498,651	62,498,651

Notes:

(1) The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.4778 to US$1.00 on December 31, 2015 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

(2) Includes share-based compensation expense of RMB12,997 and RMB13,770 (US$2,125) for the year ended December 31, 2014 and 2015, respectively.

(3) Includes share-based compensation expense of RMB11,173 and RMB11,837 (US$1,827) for the year ended December 31, 2014 and 2015, respectively.

(4) Includes share-based compensation expense of RMB57,210 and RMB60,338 (US$9,315) for the year ended December 31, 2014 and 2015, respectively.

(5) Diluted earnings per share is calculated in accordance with the "if converted" method. This includes the add-back of interest expense of RMB34,983 (US$5,400), change in fair value of convertible notes of RMB67,168 (US$10,369) and foreign currency translation loss of RMB64,839 (US$10,009) to the numerator of net income attributable to 51job for the year ended December 31, 2015. The potential conversion of the convertible senior notes was excluded in the computation of diluted earnings per share for the year ended December 31, 2014 because the effect would be anti-dilutive.

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51job, Inc. Reports Fourth Quarter and Fiscal Year 2015 Financial Results

March 2, 2016

51job, Inc.

Reconciliation of GAAP and Non-GAAP Results

	For the Three Months Ended
	December 31, 2014	December 31, 2015	December 31, 2015
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)

GAAP income before income tax expense	115,387	179,501	27,710
Add back: Share-based compensation	22,078	20,835	3,217
Add back: (Gain) Loss from foreign currency translation	(4,525)	21,060	3,251
Add back: Convertible senior notes issuance costs	312	—	—
Add back: Change in fair value of convertible notes	84,977	18,176	2,806
Non-GAAP income before income tax expense	218,229	239,572	36,984
GAAP income tax expense	(34,131)	(37,828)	(5,839)
Tax effect of non-GAAP line items	(20)	(6)	(2)
Non-GAAP income tax expense	(34,151)	(37,834)	(5,841)
Non-GAAP adjusted net income	184,078	201,738	31,143
Non-GAAP adjusted net income attributable to 51job, Inc.	184,078	201,914	31,170
Non-GAAP adjusted earnings per share:
Basic	3.21	3.52	0.54
Diluted (Note 2)	3.08	3.40	0.52
Weighted average number of common shares outstanding:
Basic	57,422,616	57,435,477	57,435,477
Diluted	62,585,974	62,047,719	62,047,719

	For the Year Ended
	December 31, 2014	December 31, 2015	December 31, 2015
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)

GAAP income before income tax expense	551,945	744,098	114,869
Add back: Share-based compensation	81,380	85,945	13,267
Add back: (Gain) Loss from foreign currency translation	(10,039)	55,857	8,623
Add back: Convertible senior notes issuance costs	47,522	—	—
Add back: Change in fair value of convertible notes	55,355	(67,168)	(10,369)
Add back: Change in fair value of zero-strike call options	24,874	—	—
Non-GAAP income before income tax expense	751,037	818,732	126,390
GAAP income tax expense	(113,035)	(126,301)	(19,498)
Tax effect of non-GAAP line items	(144)	(4)	(0)
Non-GAAP income tax expense	(113,179)	(126,305)	(19,498)

Non-GAAP adjusted net income	637,858	692,427	106,892

Non-GAAP adjusted net income attributable to 51job, Inc.	637,858	692,687	106,932
Non-GAAP adjusted earnings per share:
Basic	10.91	12.00	1.85
Diluted (Note 3)	10.57	11.64	1.80
Weighted average number of common shares outstanding:
Basic	58,475,397	57,714,850	57,714,850
Diluted	62,718,747	62,498,651	62,498,651

Notes:

(1) The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.4778 to US$1.00 on December 31, 2015 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

(2) Diluted earnings per share is calculated in accordance with the "if converted" method. This includes the add-back of interest expense of RMB8,576 and RMB8,988 (US$1,388) related to the convertible senior notes to the numerator of non-GAAP adjusted net income attributable to 51job for the three months ended December 31, 2014 and 2015, respectively. The weighted average maximum number of 4,035,672 potentially converted shares related to the notes was added to the denominator of diluted common shares for the three months ended December 31, 2014 and 2015.

(3) Diluted earnings per share is calculated in accordance with the "if converted" method. This includes the add-back of interest expense of RMB25,078 and RMB34,983 (US$5,400) related to the convertible senior notes to the numerator of non-GAAP adjusted net income attributable to 51job for the year ended December 31, 2014 and 2015, respectively. The weighted average maximum number of 3,026,754 and 4,035,672 potentially converted shares related to the notes was added to the denominator of diluted common shares for the year ended December 31, 2014 and 2015, respectively.

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51job, Inc. Reports Fourth Quarter and Fiscal Year 2015 Financial Results

March 2, 2016

51job, Inc.

Consolidated Balance Sheets

	As of
	December 31, 2014	December 31, 2015	December 31, 2015
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)

ASSETS
Current assets:
Cash	1,074,096	1,125,352	173,724
Restricted cash	37,660	13,059	2,016
Short-term investments	3,420,650	3,825,547	590,563
Accounts receivable (net of allowance of RMB1,103 and RMB3,443 as of December 31, 2014 and 2015, respectively)	74,670	97,880	15,110
Prepayments and other current assets	428,432	496,715	76,680
Deferred tax assets, current	10,256	1,745	269
Total current assets	5,045,764	5,560,298	858,362
Non-current assets:
Long-term investments	—	22,800	3,520
Property and equipment, net	519,558	559,404	86,357
Goodwill	—	217,394	33,560
Intangible assets, net	7,696	56,105	8,661
Other long-term assets	8,626	5,578	861
Deferred tax assets, non-current	76	683	105
Total non-current assets	535,956	861,964	133,064
Total assets	5,581,720	6,422,262	991,426
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	22,632	24,096	3,720
Salary and employee related accrual	69,380	84,185	12,996
Taxes payable	110,391	114,162	17,623
Advance from customers	489,066	563,621	87,008
Other payables and accruals	272,505	349,974	54,027
Total current liabilities	963,974	1,136,038	175,374
Non-current liabilities:
Deferred tax liabilities, non-current	12,593	34,785	5,370
Convertible senior notes	1,111,207	1,108,877	171,181
Other long-term payables	—	8,450	1,304
Total non-current liabilities	1,123,800	1,152,112	177,855
Total liabilities	2,087,774	2,288,150	353,229
Shareholders' equity:
Common shares (US$0.0001 par value: 500,000,000 shares authorized, 59,004,772 and 58,944,631 shares issued and oustanding as of December 31, 2014 and 2015, respectively)	48	48	7
Additional paid-in capital	1,040,639	1,052,788	162,523
Statutory reserves	10,785	13,232	2,043
Accumulated other comprehensive income	1,532	2,422	374
Retained earnings	2,440,942	3,056,552	471,850
Total 51job, Inc. shareholders' equity	3,493,946	4,125,042	636,797
Non-controlling interests	—	9,070	1,400
Total equity	3,493,946	4,134,112	638,197
Total liabilities and equity	5,581,720	6,422,262	991,426

Note (1): The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.4778 to US$1.00 on December 31, 2015 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

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